Filed by Jefferson-Pilot Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed under Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Jefferson-Pilot Corporation
Commission File No. 1-05955
JEFFERSON PILOT 3RD QUARTER EARNINGS CALL
(MERGER PORTION)
OCTOBER 28, 2005
In connection with the proposed transaction with Lincoln National Corporation (“Lincoln”), a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available), as well as other filings containing information about Lincoln and Jefferson Pilot, without charge, at the Securities and Exchange Commission’s website (www.sec.gov). In addition, free copies of the registration statement and joint proxy statement/prospectus will be (when filed), and Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when available), and Jefferson Pilot’s other SEC filings are, also available on Jefferson Pilot’s website (www.jpfinancial.com).
Lincoln, Jefferson Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction.
This release includes statements which constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, and may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties that could significantly affect our actual results or financial condition. These risks and uncertainties include among others, general economic conditions (including the uncertainty as to the duration and rate of the current economic recovery), the impact on the economy from further terrorist activities or US military engagements, and interest rate levels, changes and fluctuations, all of which can impact our sales, investment portfolios, and earnings; competitive factors, including pricing pressures, technological developments, new product offerings and the emergence of new competitors; changes in federal and state taxes (including recently proposed and future changes to general tax rates, dividends, capital gains, retirement savings, and estate taxes); changes in the regulation of the insurance industry or financial services industry; changes in generally accepted or statutory accounting principles (such as Actuarial Guideline 38 referred to as AXXX); or changes in other laws and regulations and their impact.
Risks and uncertainties related to the transaction with Lincoln include, among others: (1) the shareholders of Lincoln and/or Jefferson Pilot may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (2) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (3) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (4) problems may arise with the ability to successfully integrate Lincoln’s and Jefferson Pilot’s businesses, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (7) the credit and insurer financial strength ratings of the combined company and its subsidiaries may be different from what the companies expect; and (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.
The risks included here are not exhaustive. The annual reports on Form 10-K, current reports on Form 8-K and other documents filed by Lincoln and Jefferson Pilot with the SEC include additional factors which could impact our businesses and financial performance. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.
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Dennis Glass:
If it’s all right with everyone, I’ll make a few comments about the merger and then restart the Q&A. With regard to the merger, both sides are working very hard to make the regulatory and shareholder approval process as efficient as possible and, most important, to ensure that an effective and thorough integration plan is in place at closing and executed after closing with the precision for which both companies are known. I’m confident in our ability to achieve the identified benefits of this combination. It is clear to us that the combination will provide an excellent platform for growth and shareholder value creation. Specifically:
•	We believe that the power of Lincoln’s distribution, coupled with Jefferson-Pilot’s proven ability to operate on the cutting edge of efficiency in the industry, will create an exceptional growth-oriented enterprise for both the top and bottom line.

•	JP and Lincoln’s businesses have little distribution overlap, and that means we can continue to build on our strong individual basis, without loss from redundant distribution.

•	The merger is expected to add a significant 6 to 7% to Lincoln’s consensus (IBES) earnings per share estimates by the end of 2007, based on cost savings and planned share repurchases. This estimate does not factor in potential top-line synergies.

•	The transaction, again, is expected to create substantial shareholder value in the near and long term. Near term the capitalized value of the $180 million of planned expense savings is in the range of $1.2 billion, or 8% of our combined market values. The $1.2 billion is well over the premium paid by Lincoln. Jon Boscia and I are confident in achieving these savings. As an example and at a high level, driving Lincoln’s life business G&A expense ratio to JP’s industry low 8% would provide savings above the $180 million target. These ratios, of course, include corporate allocations and would reflect cost reductions achieved outside the life businesses direct expenses.

•	Finally, we expect the benefit from increased scale in every aspect of the operations, including distribution presence as I’ve mentioned, and for cross-selling, product development, risk management, and best management branding, and capital efficiencies.
So with these brief remarks, I’ll open it up for questions about the merger. No questions?
Operator:
No, sir.
Dennis Glass:
Good. That means we’ve answered everything satisfactorily. I’d like to thank everybody for their attention. And that completes the third quarter analyst call.
Operator:
Thank you for attending today’s conference. You may now disconnect.

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